Exhibit 99.1

BioMarin/Genzyme LLC

Consolidated Financial Statements

As of December 31, 2005 and 2004 (Unaudited)

and For the Years Ended December 31, 2005, 2004 (Unaudited) and 2003

BioMarin/Genzyme LLC

Report of Independent Registered Public Accounting Firm

To the Steering Committee of BioMarin/Genzyme LLC:

In our opinion, the accompanying consolidated balance sheet as of December 31, 2005, and the related consolidated statements of operations, of cash flows and of changes in Venturers’ capital present fairly, in all material respects, the financial position of BioMarin/Genzyme LLC (the “LLC”) at December 31, 2005, and the results of its operations and its cash flows for the years ended December 31, 2005 and 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the LLC’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the LLC’s management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

March 6, 2006

BioMarin/Genzyme LLC

Consolidated Balance Sheets

(Amounts in thousands)

	December 31,
	2005	2004
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$8,127	$14,351
Accounts receivable, net	20,725	16,710
Due from Genzyme Corporation	12,746	—
Inventories	30,286	38,626
Prepaid expenses and other current assets	220	—

Total current assets	72,104	69,687
Technology license fees, net	285	—

Total assets	$72,389	$69,687

LIABILITIES AND VENTURERS’ CAPITAL
Current liabilities:
Due to BioMarin Companies	$1,070	$2,160
Due to Genzyme Corporation	—	6,212
Accrued expenses	4,827	2,921
Deferred revenue	573	458

Total liabilities	6,470	11,751

Commitments and contingencies (Note I)	—	—

Venturers’ capital:
Venturers’ capital – BioMarin Companies	32,960	28,968
Venturers’ capital – Genzyme Corporation	32,959	28,968

Total Venturers’ capital	65,919	57,936

Total liabilities and Venturers’ capital	$72,389	$69,687

The accompanying notes are an integral part of these consolidated financial statements.

BioMarin/Genzyme LLC

Consolidated Statements of Operations

(Amounts in thousands)

	For the Years Ended December 31,
	2005	2004	2003
	(Unaudited)
Revenues:
Net product sales	$76,417	$42,583	$11,540

Operating costs and expenses:
Cost of products sold	24,513	14,954	4,723
Selling, general and administrative	22,019	26,872	21,829
Research and development	16,156	20,191	14,738

Total operating costs and expenses	62,688	62,017	41,290

Income (loss) from operations	13,729	(19,434)	(29,750)

Interest income	254	151	71

Net income (loss)	$13,983	$(19,283)	$(29,679)

Net income (loss) attributable to each Venturer:
BioMarin Companies	$6,992	$(9,641)	$(14,840)

Genzyme Corporation	$6,991	$(9,642)	$(14,839)

The accompanying notes are an integral part of these consolidated financial statements.

BioMarin/Genzyme LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Years Ended December 31,
	2005	2004	2003
		(Unaudited)
Cash Flows from Operating Activities:
Net income (loss)	$13,983	$(19,283)	$(29,679)
Reconciliation of net income (loss) to net cash provided by (used in) operating activities:
Amortization expense	73	—	—
Noncash charge for inventory write down	—	—	2,800
Increase (decrease) in cash from working capital changes:
Accounts receivable	(4,015)	(11,287)	(5,423)
Inventories	8,340	(1,349)	(22,792)
Prepaid expenses and other current assets	(220)	—	—
Due from (to) BioMarin Companies	(1,090)	(1,891)	1,914
Due from (to) Genzyme Corporation	(18,958)	(652)	4,094
Accrued expenses	1,906	1,745	1,076
Deferred revenue	115	391	67

Cash flows from operating activities	134	(32,326)	(47,943)

Cash Flows from Investing Activities:
Purchase of technology licenses	(358)	—	—

Cash flows from investing activities	(358)	—	—

Cash Flows from Financing Activities:
Capital distribution to BioMarin Companies	(3,000)	—	—
Capital distribution to Genzyme Corporation	(3,000)	—	—
Capital contributed by BioMarin Companies	—	16,045	25,943
Capital contributed by Genzyme Corporation	—	16,046	25,942

Cash flows from financing activities	(6,000)	32,091	51,885

(Decrease) increase in cash and cash equivalents	(6,224)	(235)	3,942
Cash and cash equivalents at beginning of period	14,351	14,586	10,644

Cash and cash equivalents at end of period	$8,127	$14,351	$14,586

Supplemental disclosure of noncash transaction:

Funding Receivable – Note D.

The accompanying notes are an integral part of these consolidated financial statements.

BioMarin/Genzyme LLC

Consolidated Statements of Changes in Venturers’ Capital

(Amounts in thousands)

	Venturers’ Capital		Total Venturers’ Capital
	BioMarin Companies	Genzyme Corporation
Balance at December 31, 2002	$11,461	$11,461	$22,922

2003 capital contributions	27,881	27,880	55,761
2003 net loss	(14,840)	(14,839)	(29,679)

Balance at December 31, 2003	24,502	24,502	49,004

2004 capital contributions (unaudited)	14,107	14,108	28,215
2004 net loss (unaudited)	(9,641)	(9,642)	(19,283)

Balance at December 31, 2004 (unaudited)	28,968	28,968	57,936

2005 capital distributions	(3,000)	(3,000)	(6,000)
2005 net income	6,992	6,991	13,983

Balance at December 31, 2005	$32,960	$32,959	$65,919

The accompanying notes are an integral part of these consolidated financial statements.

BioMarin/Genzyme LLC

Notes to Consolidated Financial Statements

A.	Nature of Business and Organization

BioMarin/Genzyme LLC, or the Joint Venture, is a limited liability company organized under the laws of the State of Delaware. The Joint Venture is owned:

•	50% by BioMarin Pharmaceutical Inc., which is referred to as BioMarin, and BioMarin Genetics, Inc., a wholly-owned subsidiary of BioMarin. BioMarin and its subsidiary are referred to as the BioMarin Companies; and

•	50% by Genzyme Corporation, which is referred to as Genzyme.

The BioMarin Companies and Genzyme are collectively referred to as the Venturers and individually as a Venturer. The Joint Venture was organized in September 1998 to develop and commercialize Aldurazyme®, a recombinant form of the human enzyme alpha-L-iduronidase, used to treat a lysosomal storage disorder known as mucopolysaccharidosis I, or MPS I. The Joint Venture commenced operations as of September 4, 1998.

The Joint Venture, BioMarin Companies and Genzyme entered into a Collaboration Agreement dated as of September 4, 1998. Under the terms of the Collaboration Agreement, Genzyme and the BioMarin Companies granted to the Joint Venture a world-wide, exclusive, irrevocable, royalty-free right and license or sublicense to develop, manufacture and market Aldurazyme for the treatment of MPS I and other alpha-L-iduronidase deficiencies. All program-related costs are equally funded by BioMarin, on behalf of the BioMarin Companies, and Genzyme. BioMarin and Genzyme are required to make monthly capital contributions to the Joint Venture to fund budgeted operating costs. If either BioMarin or Genzyme fails to make all or two or more of the monthly capital contribution, and the other party does not exercise its right to terminate the Collaboration Agreement or compel performance of the funding obligation, the defaulting party’s (or, in the case of default by BioMarin, the BioMarin Companies’) percentage interest in the Joint Venture and future funding responsibility will be adjusted proportionately. No contributions were made in 2005 because the Joint Venture was profitable.

The Steering Committee of the Joint Venture serves as the governing body of the Joint Venture and is responsible for determining the overall strategy for the program, coordinating activities of the Venturers as well as performing other such functions as appropriate. The Steering Committee is comprised of an equal number of representatives of each Venturer.

On April 30, 2003, the United States Food and Drug Administration, commonly referred to as the FDA, granted marketing approval for Aldurazyme as an enzyme replacement therapy for patients with the Hurler and Hurler-Scheie forms of MPS I, and Scheie patients with moderate to severe symptoms. Aldurazyme has been granted orphan drug status in the United States, which generally provides seven years of market exclusivity. On June 11, 2003, the European Commission granted marketing approval for Aldurazyme to treat the non-neurological manifestations of MPS I in patients with a confirmed diagnosis of the disease. Aldurazyme has been granted orphan drug status in the European Union, which generally provides ten years of market exclusivity.

On behalf of the Joint Venture, Genzyme is commercializing Aldurazyme in the United States, Canada, the European Union, Latin America and the Asia Pacific regions. Genzyme continues to launch Aldurazyme in additional countries in the European Union, Latin America and the Asia Pacific regions on a country-by-country basis as pricing and reimbursement approvals are obtained. Aldurazyme is manufactured at BioMarin’s facility in Novato, California and is sent to either Genzyme’s manufacturing facility in Allston, Massachusetts or to a third-party facility for the final fill-finish process.

B.	Summary of Significant Accounting Policies

Basis of Presentation

The Joint Venture is considered a partnership for federal and state income tax purposes. As such, items of income, loss, deductions and credits flow through to the Venturers. The Venturers have responsibility for the payment of any income taxes on their proportionate share of the taxable income of the Joint Venture. The Joint Venture has reclassified certain 2004 data to conform to its 2005 presentation.

For the year ended December 31, 2003, the Joint Venture qualified as a significant subsidiary to both BioMarin and Genzyme and, as a result, audited consolidated financial statements are presented for that period. As of December 31, 2004 and for the year ended December 31, 2004, the Joint Venture does not meet the criteria of a significant subsidiary to either BioMarin or Genzyme and, as a result, the consolidated financial statements for those periods have not been audited. As of December 31, 2005 and for the year ended December 31, 2005, the Joint Venture does not meet the criteria of a significant subsidiary to either BioMarin or Genzyme. However, the books and records for the Joint Venture are maintained by Genzyme and because KPMG LLP, as auditors to BioMarin, will rely on the opinion of PricewaterhouseCoopers LLP, as auditors to the Joint Venture and Genzyme, the consolidated financial statements for those periods have been audited.

BioMarin/Genzyme LLC

Notes to Consolidated Financial Statements (Continued)

B.	Summary of Significant Accounting Policies (Continued)

Accounting Method

The financial statements have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Fiscal Year End

The Venturers have determined that the fiscal year end of the Joint Venture is December 31.

Uncertainties

The Joint Venture is subject to risks common to companies in the biotechnology industry, including:

•	the ability of the Joint Venture to manufacture sufficient amounts of its products for development and commercialization activities;

•	the accuracy of the Joint Venture’s estimates of the size and characteristics of markets to be addressed by the Joint Venture’s products;

•	market acceptance of the Joint Venture’s products;

•	the Joint Venture’s ability to obtain reimbursement for its products from third-party payors, where appropriate;

•	the accuracy of the Joint Venture’s information concerning the products and resources of competitors and potential competitors;

•	the Joint Venture’s ability to successfully obtain timely additional regulatory approvals and adequate patent and other proprietary rights protection for its products; and

•	the content and timing of decisions made by the FDA and other regulatory agencies regarding the Joint Venture’s products and manufacturing facilities.

Use of Estimates

Under accounting principles generally accepted in the United States of America, the Joint Venture is required to make certain estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in its financial statements. The Joint Venture’s actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents, consisting principally of money market funds with initial maturities of three months or less, are valued at cost plus accrued interest, which approximates fair market value. All of the Joint Venture’s cash is held on deposit at one financial institution.

Inventories

Inventories are valued at cost or, if lower, fair value. The Venturers determine the cost of raw materials using the average cost method and the cost of work in process and finished goods using the specific identification method. The Venturers analyze the Joint Venture’s inventory levels quarterly and write down to its net realizable value:

•	inventory that has become obsolete;

•	inventory that has a cost basis in excess of its expected net realizable value;

•	inventory in excess of expected requirements; and

•	expired inventory.

BioMarin/Genzyme LLC

Notes to Consolidated Financial Statements (Continued)

B.	Summary of Significant Accounting Policies (Continued)

Inventories (continued)

The Joint Venture capitalizes inventory produced for commercial sale, which may result in the capitalization of inventory that has not yet been approved for sale. If a product is not approved for sale, it would likely result in the write off of the inventory and a charge to earnings. At December 31, 2005 and 2004 (unaudited), all of the Joint Venture’s inventories are related to Aldurazyme, a product approved for sale.

Comprehensive Loss

The Joint Venture reports comprehensive income (loss) in accordance with Financial Accounting Standards Board, or FASB, Statement of Financial Accounting Standards, or SFAS, No. 130, “Reporting Comprehensive Income.” The Comprehensive income (loss) for the years ended December 31, 2005, 2004 (unaudited) and 2003 does not differ from the reported net income (loss).

Transactions with Affiliates

Genzyme is commercializing Aldurazyme in the United States, Canada, the European Union, Latin America and the Asia Pacific regions and, as a result, conducts sales and collects cash from product sales in those territories on behalf of the Joint Venture. The majority of the Joint Venture’s operating expenses consist of project expenses incurred by the Venturers, either for internal operating costs or for third-party obligations incurred by the Venturers on behalf of the Joint Venture which are then charged to the Joint Venture. All charges to the Joint Venture are subject to approval by the Steering Committee. The determination of the amount of internal operating costs incurred by each Venturer on behalf of the Joint Venture requires significant judgment by each Venturer. As a result, the financial statements for the Joint Venture may not be indicative of the results that would have occurred had the Joint Venture obtained all of its manufacturing, commercialization and research and development services from third-party entities. Genzyme Corporation owed the Joint Venture $12.7 million at December 31, 2005 consisting of cash received on behalf of the Joint Venture for net product sales, net of project expenses incurred on behalf of the Joint Venture. The Joint Venture owed BioMarin Companies a total of $1.1 million at December 31, 2005 for project expenses incurred on behalf of the Joint Venture. The Joint Venture owed a total of $8.4 million at December 31, 2004 (unaudited) to the Venturers primarily for project expenses incurred on behalf of the Joint Venture.

Translation of Foreign Currencies

The Joint Venture translates the financial transactions performed by Genzyme’s foreign subsidiaries on behalf of the Joint Venture from local currency into U.S. dollars using the average exchange rate prevailing during each period. The Joint Venture includes any gains and losses on these transactions in selling, general and administrative expenses in its results of operations. Selling, general and administrative expenses includes foreign currency transaction net losses of approximately $2.5 million in 2005 and net gains of approximately $341,000 in 2004 (unaudited) and $16,500 in 2003.

Revenue Recognition

The Joint Venture recognizes revenue from product sales when persuasive evidence of an arrangement exists, the product has been delivered to the customer, title and risk of loss have passed to the customer, the price to the buyer is fixed or determinable and collection from the customer is reasonably assured. Revenue transactions are evidenced by customer purchase orders, customer contracts in certain instances, invoices and related shipping documents.

The timing of product shipments and receipts can have a significant impact on the amount of revenue that the Joint Venture recognizes in a particular period. Also, Aldurazyme is sold in part through distributors. Inventory in the distribution channel consists of inventory held by distributors, who are the Joint Venture’s customers, and inventory held by retailers, such as pharmacies and hospitals. The Joint Venture’s revenue in a particular period can be impacted by increases or decreases in distributor inventories. If distributor inventories increased to excessive levels, the Joint Venture could experience reduced purchases in subsequent periods. To determine the amount of Aldurazyme inventory in the Joint Venture’s U.S. distribution channel, the Joint Venture receives data on sales and inventory levels directly from its primary distributors for the product. As of December 31, 2005, the Joint Venture believes the amount of Aldurazyme inventory held by U.S. distributors is sufficient to meet the current forecast of demand for the product in the United States.

The Joint Venture records reserves for rebates payable under Medicaid and payor contracts, such as managed care organizations, as a reduction of revenue at the time product sales are recorded. The Joint Venture’s Medicaid and payor rebate reserves have two components:

•	an estimate of outstanding claims for end-user sales that have occurred, but for which related claim submissions have not been received; and

•	an estimate of future claims that will be made when inventory in the distribution channel is sold to end-users.

BioMarin/Genzyme LLC

Notes to Consolidated Financial Statements (Continued)

B.	Summary of Significant Accounting Policies (Continued)

Revenue Recognition (Continued)

Because the second component is calculated based on the amount of inventory in the distribution channel, the Joint Venture’s assessment of distribution channel inventory levels impacts its estimated reserve requirements. The Joint Venture’s calculation also requires other estimates, including estimates of sales mix, to determine which sales will be subject to rebates and the amount of such rebates. The Joint Venture updates its estimates and assumptions each period and records any necessary adjustments to its reserves. Accrued expenses for the Joint Venture includes a reserve for Medicaid and payor rebates payable of $1.6 million at December 31, 2005 and $0.5 million at December 31, 2004 (unaudited).

The Joint Venture records allowances for product returns, if appropriate, as a reduction of revenue at the time product sales are recorded. Several factors are considered in determining whether an allowance for product returns is required, including:

•	the nature of Aldurazyme. Aldurazyme serves as a treatment, rather than a cure, for MPS I and, therefore, must be administered/infused to the patient on a weekly basis. Aldurazyme treats a small patient population, and the Joint Venture has insight into the patients receiving treatment. In addition, Aldurazyme has been granted Orphan Drug status in the United States and European Union. As a result, Aldurazyme is not currently subject to significant external risk factors such as technological obsolescence or competition;

•	the customers’ limited return rights. Due to the nature, purpose and means of use of Aldurazyme, customers do not have the right to return the product in the ordinary course of business, other than for defects. Aldurazyme, like all biotechnology products, must meet stringent FDA regulations and therefore is subjected to strict quality testing before it is sold. As a result, the Joint Venture expects the incidence of defects to be de minimus. Coupled with the inability to return the product, there is a high cost to the product which deters Aldurazyme customers from carrying significant amounts of inventory;

•	the Joint Venture and Genzyme’s experience of returns for similar products. Genzyme has extensive experience with other lysosomal storage disorder products in the market, similar to Aldurazyme. These products are marketed and distributed through similar means and to similar customers. Genzyme’s experience with these products is directly applicable to Aldurazyme and supports the Joint Venture’s conclusions related to returns; and

•	the Joint Venture’s estimate of distribution channel inventory, based on sales and inventory level information provided by the primary distributors for Aldurazyme, as described above.

Based on these factors, the Joint Venture has concluded that product returns will be minimal and therefore, an allowance for product returns for Aldurazyme is not necessary at December 31, 2005 or 2004 (unaudited). In the future, if any of these factors and/or the history of product returns changes, an allowance for product returns may be required.

Emerging Issues Task Force Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products,” specifies that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, should be characterized as a reduction of revenue. That presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

•	the vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration; and

•	the vendor can reasonably estimate the fair value of the benefit received.

The Joint Venture records fees paid to its distributors for services as operating expense where the criteria set forth above are met. The fees incurred for these services were approximately $822,000 in 2005, $960,000 in 2004 (unaudited) and $497,000 in 2003.

Research and development

Research and development costs are expensed in the period incurred. These costs are primarily comprised of development efforts performed by the Venturers or payments to third parties made by the Venturers, both on behalf of the Joint Venture, during the respective periods.

Income Taxes

The Joint Venture is organized as a pass-through entity and accordingly, the consolidated financial statements do not include a provision for income taxes. Taxes, if any, are the liability of the BioMarin Companies and Genzyme, as Venturers.

BioMarin/Genzyme LLC

Notes to Consolidated Financial Statements (Continued)

B.	Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

In October 2005, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 151, “Inventory Costs, and Amendment of ARB No. 43, Chapter 4.” SFAS No. 151 which clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current period charges in all circumstances. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Joint Venture adopted SFAS No. 151 effective January 1, 2006, and does not believe the adoption of SFAS No. 151 will have a material impact on its financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 applies to all voluntary changes in accounting for and reporting of changes in accounting principles and requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principles unless it is not practical to do so. Accounting Principles Board, or APB, Opinion No. 20, “Accounting Changes,” previously required that most voluntary changes in accounting principles be recognized by including in net income (loss) of the period of the change, the cumulative effect of changing to the new accounting principle. SFAS No. 154 also requires that a change in depreciation, amortization, or depletion method for long-lived non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Joint Venture does not expect the adoption of SFAS No. 154 to have a material impact on its financial position or results of operations.

C.	Accounts Receivable

The Joint Venture’s trade receivables primarily represent amounts due from distributors and healthcare service providers. The Joint Venture states accounts receivable at fair value, after reflecting an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make payments. The Joint Venture believes that its credit risk associated with trade receivables is mitigated by the following factors:

•	the product is sold to a number of customers over a broad geographic range;

•	the Joint Venture performs credit evaluations of its customers on an ongoing basis; and

•	the Joint Venture performs a detailed, monthly review of the receivable aging and specific customer balances.

The Joint Venture did not record an allowance for doubtful accounts at either December 31, 2005 or 2004 (unaudited). To-date, due to the customers’ credit worthiness, the monthly review of the receivable balances and the customers’ need to maintain a supply of Aldurazyme and Genzyme’s similar products, the Joint Venture has not written-off any receivables and no allowance for doubtful accounts has been necessary. In the future, if the financial condition of any of the Joint Venture’s customers were to deteriorate and result in an impairment of the customer’s ability to make payments, an allowance for doubtful accounts may be required.

D.	Funding Receivable

At December 31, 2003, both Venturers had not provided their funding commitments for December 2003 and, as a result, the Joint Venture recorded funding receivable from each Venturer of $1.9 million. Both Venturers paid their December 2003 funding commitments in January 2004 (unaudited). There were no funding amounts receivable from the Venturers at December 31, 2004 (unaudited) or December 31, 2005.

E.	Inventories (amounts in thousands)

	December 31,
	2005	2004
		(Unaudited)
Raw materials	$1,082	$2,155
Work in process – bulk material	10,424	15,451
Finished products	18,780	21,020

Total	$30,286	$38,626

BioMarin/Genzyme LLC

Notes to Consolidated Financial Statements (Continued)

E.	Inventories (Continued)

The Joint Venture capitalizes inventory produced for commercial sale, which may result in the capitalization of inventory that has not yet been approved for sale. If a product is not approved for sale, it would likely result in the write off of the inventory and a charge to earnings. At December 31, 2005 and 2004 (unaudited), all of the Joint Venture’s inventories are related to Aldurazyme, a product approved for sale.

F.	Technology License Fees

In 2005, the Joint Venture paid approximately $358,000 for technology license fees, which will be amortized over their estimated useful lives, which range from approximately four to five years. Total amortization expense for the Joint Venture’s technology license fees was approximately $73,000 for the year ended December 31, 2005.

The estimated future amortization expense for the Joint Venture’s technology license fees for the four succeeding fiscal years is as follows:

Year Ended December 31,	Estimated Amortization Expense
2006	$73,575
2007	$73,575
2008	$73,575
2009	$63,906

G.	Accrued Expenses:

Accrued expenses consist of the following (amounts in thousands):

	December 31,
	2005	2004
		(Unaudited)
Royalties	$3,032	$2,095
Rebates	1,597	544
Other	198	282

Total accrued expenses	$4,827	$2,921

H.	Venturers’ Capital

In 2005, the Joint Venture distributed a total of $3.0 million of cash to each Venturer in accordance with the terms of the Collaboration Agreement.

As of December 31, 2005, Venturers’ capital is comprised of capital contributions made by the Venturers to fund budgeted costs and expenses of the Joint Venture in accordance with the Collaboration Agreement and income (losses) allocated to the Venturers, net of cash distributions to the Venturers. All funding is shared equally by the two Venturers. As of December 31, 2005, the BioMarin Companies and Genzyme have each provided a total of $104.2 million of funding to the Joint Venture, net of $3.0 million of cash distributed by the Joint Venture to each Venturer. The Venturers did not make any capital contributions to the Joint Venture in 2005 because the Joint Venture had sufficient cash to meet its financial obligations.

I.	Commitments and Contingencies

The Joint Venture may become subject to legal proceedings and claims arising in connection with its business. There were no asserted claims against the Joint Venture as of December 31, 2005.

BioMarin/Genzyme LLC

Notes to Consolidated Financial Statements (Continued)

J.	Segment Information

The Joint Venture operates in one business segment—human therapeutics. Disclosures about revenues by geographic area and revenues from major customers are presented below.

The following table contains revenue information by geographic area (amounts in thousands):

	For the Years Ended December 31,
	2005	2004	2003
		(Unaudited)
Revenues:
US	$20,408	$12,568	$4,499
Europe	49,189	27,468	6,881
Other	6,820	2,547	160

Total	$76,417	$42,583	$11,540

The Joint Venture’s results of operations are solely dependent on sales of Aldurazyme. BioMarin manufactures Aldurazyme at a single manufacturing facility in Novato, California. The fill-finish process is completed at either Genzyme’s manufacturing facility in Allston, Massachusetts or at a third party. The percentage of sales of Aldurazyme to distributors, as compared to total revenues in 2005, 2004 (unaudited) and 2003, were as follows:

	% of Total Revenues
	2005	2004	2003
		(Unaudited)
Sales to U.S. distributors	11%	12%	19%
Sales to European distributors	6%	6%	9%
Sales to Other distributors	3%	0%	0%

Total sales to distributors	20%	18%	28%

Sales of Aldurazyme to a single U.S. distributor were 6% in 2005, 7% in 2004 (unaudited) and 12% in 2003 of total revenues.